

SEC 07003102 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANNA Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7630 Little River Turnpike, Suite #115
(No. and Street)

Annandale VA 22003
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirwan & Co., P.C.
(Name – *if individual, state last, first, middle name*)

450 W. Broad Street Falls Church VA 22046
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard E. Smith, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANNA Financial Services Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My comm expires 2/28/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANNA FINANCIAL SERVICE CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

KIRWAN AND CO., P. C.
A Professional Corporation
Certified Public Accountants
450 W. Broad Street
Suite 400
Falls Church, Virginia 22046-3331
(703) 532-3100

Independent Auditors' Report

Board of Directors
Manna Financial Services Corporation

We have audited the accompanying balance sheets of Manna Financial Service Corporation, a District of Columbia corporation, as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manna Financial Services Corporation, as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirwan and Co., P.C.

Falls Church, Virginia
February 20, 2007

Manna Financial Services Corporation
BALANCE SHEETS
December 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 158,324	$ 208,877
Temporary marketable securities	53,760	51,690
Accounts Receivable		
Commissions	18,372	3,947
Other	4,834	4,834
Prepaid Expenses	3,252	3,252
Total Current Assets	238,542	272,600
INVESTMENTS		
NASDAQ Stock at Market (Note 6)	123,160	140,720
FIXED ASSETS		
Furniture and Fixtures	85,137	85,137
Less Accumulated Depreciation	85,137	85,137
	---	---
	$ 361,702	$413,320

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts Payable	$ 262	$ 714
Commissions Payable	12,565	16,346
Total Current Liabilities	12,827	17,060
COMMITMENTS (NOTE 4)	---	---

STOCKHOLDERS' EQUITY

	2006	2005
Common Stock, $2 par value, authorized 25,000 shares: issued and outstanding 13,443 shares	26,887	26,887
Additional paid-in capital	106,871	106,871
Retained Earnings	215,117	262,502
	348,875	396,260
	$ 361,702	$ 413,320

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF INCOME
Years Ended December 31, 2006 and 2005

	2006	2005
INCOME		
Dealer Concessions Received - Security Transactions	$ 96,802	$ 73,988
Commissions Received - Mutual Funds and Tax Advantaged Investments	143,937	135,363
Interest	7,814	5,671
Advisory Fees and Other	145,978	165,896
	394,531	380,918
Less: Direct Expenses – Commissions	181,070	182,377
GROSS PROFIT	213,461	198,541
OPERATING EXPENSES		
Advertising	8,625	2,042
Professional	7,200	7,220
Computer and Copier	5,093	4,204
Exchange and Regulatory Fees and Charges	711	1,059
Federal and State Licenses and Fees	6,573	6,322
Insurance	18,721	17,650
Unrealized Gain/Loss on Investments	17,560	(99,920)
Miscellaneous	3,825	2,254
Taxes	16,180	15,962
Delivery	893	1,066
Printing, Stationery and Office	1,225	2,269
Publications and Subscriptions	3,117	4,113
Quotation and Wire Service	9,146	8,643
Rent	48,505	47,400
Salaries	109,342	109,390
Telephone	4,130	12,861
	260,846	142,535
NET INCOME (LOSS) BEFORE INCOME TAXES	(47,385)	56,006
INCOME TAXES (EXPENSE) BENEFIT	---	---
NET INCOME (LOSS)	$ (47,385)	$ 56,006

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2005	$26,887	$106,871	$ 206,496	$ 340,254
Net Income	---	---	56,006	56,006
Balance, December 31, 2005	26,887	106,871	262,502	396,260
Net Loss	---	---	(47,385)	(47,385)
Balance, December 31, 2006	$26,887	$106,871	$ 215,117	$ 348,875

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
NET (INCOME) LOSS	$ (47,385)	$ 56,006
Adjustment to reconcile net income (loss) to net cash used in operating activities		
Unrealized Gain/Loss on Investments	17,560	(99,920)
Changes in:		
Accounts receivable – Commissions	(14,425)	6,288
Accounts receivable - Other	---	253
Trade accounts payable	(452)	282
Commissions payable	(3,781)	932
Net cash used in operating activities	(48,483)	(36,159)
Cash flows from investing activities:		
Temporary marketable securities invested in	(2,070)	(961)
Net cash provided by (used in) investing activities	(2,070)	(961)
Net increase (decrease) in cash	(50,553)	(37,120)
Cash, beginning	208,877	245,997
Cash, ending	$ 158,324	$ 208,877

Interest paid in 2005 was $0.00 and $0.00 in 2006. Income taxes paid in 2005 were $0.00 and $0.00 in 2006.

See accompanying notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Manna operates as a fully disclosed broker. It does not clear any transactions or carry customer accounts. Its primary sources of income are commissions received from transactions made through other dealer and fees collected as consultants and advisory under the Registered Investment Advisory Act. Manna is a wholly owned subsidiary of Manna Equities, Inc. There are no significant related company transactions. Manna is a member of the National Association of Security Dealers. Quarterly and annual fees are paid to maintain this memberships.

Basis of Accounting

The financial statements are prepared on the accrual basis. The principal source of income is from commissions on security transactions. Income is earned when the trade has been consummated. Related commissions paid to register representatives are recorded as an expense against the income. Other costs of operations are expensed in the month to which the costs are incurred.

Property and Equipment

Furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed using various methods over estimated useful lives of five to seven years. Depreciation expense is $0 for 2006 and $0 for 2005.

Marketable Securities

Securities that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and recorded at amortized cost in investments.

Income Taxes

Manna files a consolidated tax return with the parent company. Taxes are computed on an individual company basis and payments consolidated when filed with the appropriate tax authorities.

Policy of Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposits and all highly liquid debt instruments with maturities of less than three months.

1. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

There were no items of other comprehensive income in 2006 and 2005, and thus, net income is equal to comprehensive income for each of those years.

2. INSURANCE PROTECTION

Manna is a member of the Securities Insurance Protection Corporation, which insures against losses to the general public arising out of security dealers failing. For the years ended December 31, 2006 and 2005, Manna paid membership fees of $1,000 respectively.

3. CONCENTRATION OF CREDIT RISK

The company maintains its cash at one bank. The Federal Deposit Insurance Corporation insures accounts up to $100,000.

4. COMMITMENTS

The Company jointly and severally leases with another company office space in Fairfax, Virginia on a ten year operating lease terminating November 30, 2007. The company's portion of rent expense was $48,505 in 2006 and $47,400 in 2005.

Minimum future rental payments under the non-cancelable operating lease having a remaining term in excess of 1 year as of December 31, 2006 for each of the next five years and in the aggregate are:

Year ended December 31,	Amount
2007	$ 69,569
Total minimum future rental payments	$ 69,569

5. INCOME TAXES

Components of the Company's income tax expense (benefit) are as follows:

	2006	2005
Current	$ ---	$ ---

The Company has adopted Statement if financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the Company uses the asset and liability method which recognizes the amount of current or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of the enacted tax laws.

6. MARKETING SECURITIES

Investments in securities are summarized as follows at December 31, 2006 and 2005:

	Cost	Gross Unrealized Gain/Loss	Fair Value
		2006	
Held to maturity Securities:			
NASDAQ	$ 52,000	$ (17,560)	$ 123,160
		2005	
NASDAQ	$ 52,000	$ 99,920	$ 140,720

Manna Financial Services Corporation
Net Capital and Cash Reserve Requirement
Schedule 1
December 31, 2006 and 2005

The Company files an annual 17A-5 Focus Report with the regulatory agencies. The net capital stated in that report for 2006 agrees with the supplemental reconciliation furnished with this report.

	2006	2005
Net capital per annual 17A-5 Focus Report	$ 317,242	$ 365,939
Net decrease in capital as booked	---	---
Net decrease in non-allowable assets	---	---
Net decrease in haircuts	---	---
Net capital per supplemental reconciliation	$ 317,242	$ 365,939

The Company is on a fully disclosed basis; therefore, no cash reserve requirements are needed to be met as required by Rule 17a-5 (D)(4) of the Securities and Exchange Commission.

See Accountant's Report

Manna Financial Services Corporation
COMPUTATION OF CAPITAL UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
Schedule 2
December 31, 2006 and 2005

AGGREGATE INDEBTEDNESS

	2006	2005
Trade Accounts Payable	$ 262	$ 714
Commissions Payable	12,565	16,346
	$ 12,827	$ 17,060

NET CAPITAL

	2006	2005
Stockholder's Equity per Financial Statement	$ 348,875	$ 396,260
Less: Fixed Assets (Net)	---	---
Prepaid Expenses	---	---
Accounts Receivable-Other	4,834	4,834
Other non-qualifying assets	7,257	3,352
Haircut's on securities and money market funds	19,542	22,135
	31,633	30,321
	$ 317,242	$ 365,939

Ratio: Aggregate Indebtedness to Net Capital	.040 to 1	.047 to 1

See Accountant's Report.

Manna Financial Services Corporation
Statement of Exemption from the Computation of
Reserve Requirements and Information for Possession of
Control Requirements under Rule 15c3-3
December 31, 2006

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i) and k(2)(ii), Manna Financial Services Corporation is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

KIRWAN AND CO., P. C.
A Professional Corporation
Certified Public Accountants
450 W. Broad Street
Suite 400
Falls Church, Virginia 22046-3331
(703) 532-3100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Manna Financial Services Corporation

In planning and performing our audit of the financial statements of Manna Financial Services Corporation for the year ended December 31, 2006, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Manna Financial Services Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because Manna Financial Services Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by Manna in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2 Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is the responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Members
American Institute of Certified Public Accountants
Virginia Society of Certified Public Accountants
CPA Affiliates of Virginia, Ltd.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, the we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Kinsard Co., P.C.

Falls Church, Virginia
February 20, 2007

END